# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vivos Therapeutics, Inc., CIK 0001716166
CUSIP: 92859E207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA,, SUITE 210, LITTLETON, Colorado (CO), 80120
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049575

## Reporting persons
- V-CO Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 514,498; sole dispositive power 0; shared dispositive power 514,498; aggregate amount beneficially owned 514,498 (9.9% of the class)
  Comment: The percentage is calculated based upon the sum of (i) 4,835,300 shares of Common Stock issued and outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024, plus (ii) 345,000 shares of Common Stock issued upon the partial exercise of a certain pre-funded warrant held by V-CO Investors LLC.
- SP Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 514,498; sole dispositive power 0; shared dispositive power 514,498; aggregate amount beneficially owned 514,498 (9.9% of the class)
  Comment: The percentage is calculated based upon the sum of (i) 4,835,300 shares of Common Stock issued and outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024, plus (ii) 345,000 shares of Common Stock issued upon the partial exercise of a certain pre-funded warrant held by V-CO Investors LLC.
- Michael Skaff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 514,498; sole dispositive power 0; shared dispositive power 514,498; aggregate amount beneficially owned 514,498 (9.9% of the class)
  Comment: The percentage is calculated based upon the sum of (i) 4,835,300 shares of Common Stock issued and outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024, plus (ii) 345,000 shares of Common Stock issued upon the partial exercise of a certain pre-funded warrant held by V-CO Investors LLC.

## Item 1. Issuer
Name of issuer: Vivos Therapeutics, Inc.
Address of issuer's principal executive offices: 7921 SOUTHPARK PLAZA,, SUITE 210, LITTLETON, COLORADO, 80120

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) V-CO Investors LLC (the "Fund"); (2) SP Manager LLC (the "Manager"); and (3) Michael Skaff. The Manager is the investment manager of the Fund. Michael Skaff is the managing director of the Manager. The Manager and Michael Skaff may be deemed to beneficially own the Common Stock, par value $0.0001 per share (the "Shares") directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is Two Towne Square, Suite 810, Southfield, MI 48076.
Citizenship:
V-CO Investors LLC- Wyoming
SP Manager LLC- Wyoming
Michael Skaff- United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
V-CO Investors LLC- 514,498
SP Manager LLC- 514,498
Michael Skaff- 514,498
Percent of class:
V-CO Investors LLC- 9.9%
SP Manager LLC- 9.9%
Michael Skaff- 9.9%
Sole power to vote or to direct the vote:
V-CO Investors LLC- 0
SP Manager LLC- 0
Michael Skaff- 0
Shared power to vote or to direct the vote:
V-CO Investors LLC- 514,498
SP Manager LLC- 514,498
Michael Skaff- 514,498
Sole power to dispose or to direct the disposition:
V-CO Investors LLC- 0
SP Manager LLC- 0
Michael Skaff- 0
Shared power to dispose or to direct the disposition:
V-CO Investors LLC- 514,498
SP Manager LLC- 514,498
Michael Skaff- 514,498

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- V-CO Investors LLC: Michael Skaff, Michael Skaff, Managing Director of SP Manager LLC (12/20/2024)
- SP Manager LLC: Michael Skaff*, Managing Director (12/20/2024)
- Michael Skaff: Michael Skaff*, Individual (12/20/2024)
Comment: * This Reporting Person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.